Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the

(i) Preliminary Prospectus Supplement in respect of Delta Placement of Borrowed ADSs dated May 27, 2025,

(ii) Preliminary Prospectus Supplement in respect of Concurrent Primary Offering of ADSs dated May 27, 2025,

in each case, to the

Prospectus dated May 27, 2025

Registration Statement on Form F-3 (No. 333-287594)

PRICING TERM SHEET

Dated May 27, 2025

GDS Holdings Limited

Offering of

6,000,000 American Depositary Shares in Delta Placement of Borrowed ADSs

5,200,000 American Depositary Shares in Concurrent Primary Offering of ADSs

The information in this pricing term sheet supplements GDS Holdings Limited’s (i) preliminary prospectus supplement, dated May 27, 2025, relating to offering of ADSs (the “Concurrent Primary ADSs Preliminary Prospectus Supplement”) and (ii) preliminary prospectus supplement, dated May 27, 2025, relating to offering ADSs (the “Delta Placement Borrowed ADSs Preliminary Prospectus Supplement”, together with the Concurrent Primary ADSs Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), in each case, including the documents incorporated by reference therein, and the related base prospectus dated May 27, 2025 (the “Prospectus”) included in the Registration Statement on Form F-3 (Registration No. 333-287594), and supersedes the information in each of the Preliminary Prospectus Supplements and Prospectus to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to each Preliminary Prospectus Supplement and Prospectus, including all documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the relevant Preliminary Prospectus Supplement. References to dollar amounts are references to U.S. dollars.

Issuer:	GDS Holdings Limited (“GDS”)
Ticker / Exchange:	GDS / The Nasdaq Global Market (“NASDAQ”) 9698 / The Main Board of The Stock Exchange of Hong Kong Limited
Pricing Date:	May 27, 2025
Trade Date:	May 28, 2025
Settlement Date:	May 30, 2025
NASDAQ Last Reported Sale Price of the ADSs on the Pricing Date:	US$27.14 per American Depositary Share (“ADS”) (each representing eight Class A ordinary shares with a par value of US$0.00005 per share).

Initial Public Offering Price of Delta Placement of Borrowed ADSs and Concurrent Primary Offering of ADSs:	US$24.50 per ADS
Concurrent Notes Offering:

On May 27, 2025, GDS announced the pricing of its previously announced public offering of US$500 million aggregate principal amount of the 2.25% convertible senior notes due 2032 (the “Notes”, and the offering, the “Concurrent Notes Offering”), which offering size was upsized from US$450 million aggregate principal amount, plus up to US$50 million aggregate principal amount of the Notes if the initial purchasers of the Concurrent Notes Offering exercise their option to purchase additional Notes in full, pursuant to a separate offering memorandum in reliance on the exemptions from registration provided by Rule 144A under the Securities Act of 1933, as amended. GDS estimates that the net proceeds from the Concurrent Notes Offering, if it is consummated, will be approximately US$486,145,000 (or approximately US$534,895,000 if the initial purchasers of the Concurrent Notes Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and estimated issuance expenses.

GDS expects to use the net proceeds of the Concurrent Notes Offering for working capital needs and the refinancing of its existing indebtedness, including potential future negotiated repurchases, or redemption upon exercise of the investor put right, of its convertible bonds due 2029.

This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Notes Offering.

Inter-conditionality of Delta Placement of Borrowed ADSs, Concurrent Primary Offering of ADSs and Concurrent Notes Offering:

The consummation of the Delta Placement of Borrowed ADSs, the Concurrent Primary Offering of ADSs and the Concurrent Notes Offering are contingent upon the completion of each other.

If any of the three offerings are not consummated, the ADS loan transaction under the ADS Lending Agreement will terminate and all of the Borrowed ADSs must be returned to GDS

Delta Placement of Borrower ADSs
Number of ADSs Offered in Delta Placement of Borrower ADSs:	6,000,000 ADSs
Delta Placement of Borrowed ADSs:

J.P. Morgan Securities LLC is selling short 6,000,000 ADSs (the “Borrowed ADSs”, and the offering, the “Delta Placement of Borrowed ADSs”), which are loaned by GDS to J.P. Morgan Securities plc (the “ADS Borrower”) under an ADS lending agreement (the “ADS Lending Agreement”), to facilitate privately negotiated derivative transactions by which certain investors in the Notes will hedge their market risk with respect to the Notes. GDS does not expect to lend any additional ADSs to the ADS Borrower or any other party to facilitate any short positions that may be desired by any initial or subsequent investors in the Notes after this offering, and will not lend any additional ADSs following any exercise by the initial purchasers in the Concurrent Notes Offering described above of their option to purchase additional Notes.

There can be no assurance that the ADS Borrower will continue to facilitate any privately negotiated derivative transactions by which any convertible arbitrage investors in the Notes may be hedging their exposure to the market risk of the ADSs and/or Class A ordinary shares during the term of such Notes. There is no intent that the Delta Placement of Borrowed ADSs will create any inventory of ADSs and/or Class A ordinary shares with the ADS Borrower or its affiliates that could be made available for borrowing to any investor in the Notes during the term thereof.

GDS believes that under United States generally accepted accounting principles, or U.S. GAAP, the Borrowed ADSs will not be considered outstanding for the purpose of computing and reporting its earnings per ADS. GDS will not receive any proceeds from the sale of the Borrowed ADSs in the Delta Placement of Borrowed ADSs, but GDS will receive from the ADS Borrower or its affiliate a nominal lending fee of US$0.0004 per each Borrowed ADS. The ADS Borrower or its affiliates will receive all the proceeds from the sale of the Borrowed ADSs in the Delta Placement of Borrowed ADSs.
Underwriter:	J.P. Morgan Securities LLC
Concurrent Primary Offering of ADSs
Concurrent Primary Offering of ADSs:	5,200,000 ADSs (or up to 5,980,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full)
Use of Proceeds:	The Company estimates that the net proceeds from the Concurrent Primary Offering of ADSs will be approximately US$122,999,500, after deducting the underwriters’ discount and estimated offering expenses (or approximately US$141,583,975 if the underwriters exercise in full their option to purchase additional ADSs). The Company will receive all of the net proceeds from the Concurrent Primary Offering of ADSs and plans to use such net proceeds for general corporate purposes, working capital needs and the refinancing of its existing indebtedness, including potential future negotiated repurchases, or redemption upon exercise of the investor put right, of its convertible bonds due 2029.
Underwriters:	J.P. Morgan Securities LLC, Merrill Lynch (Asia Pacific) Limited, Morgan Stanley Asia Limited and UBS AG Hong Kong Branch

GDS has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the U.S. Securities and Exchange Commission (the “SEC”) for the American Depositary Share Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus and the other documents GDS has filed with the SEC for more complete information about GDS and the American Depositary Share Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies of documents relating to the Delta Placement of Borrowed ADSs may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, Email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com and copies of documents relating to the Concurrent Primary Offering of ADSs may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, Email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com, BofA Securities, One Bryant Park, New York, NY, 10036, Attention: Prospectus Department, Email: dg.prospectus_requests@bofa.com, Telephone: +1 (800) 294-1322, Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, Email: prospectus@morganstanley.com, Telephone: 1 (866) 718-1649, UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019 , Attention: Prospectus Department, Email: ol-prospectus-request@ubs.com.

The information in this pricing term sheet is not a complete description of the American Depositary Shares. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the related base prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the American Depositary Shares.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

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